SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2007

Commission file number for securities registered
pursuant to Section 12(b) of the Act: 0-32245

Commission file number for securities registered
pursuant to Section 12(g) of the Act: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Alberto 366, Colonia Anahuac
11320 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

AMÉRICA MÓVIL’S SECOND QUARTER OF 2007
FINANCIAL AND OPERATING REPORT

Mexico City, July 24, 2007 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the second quarter of 2007.

• América Móvil added six million clients in the second quarter, bringing to 12.5 million the number of net subscriber additions in the first six months, to end the period with 137.2 million wireless subscribers. Along with 3.8 million fixed lines, we reached a combined total of 141 million lines.

• In Brazil, net additions were 1.6 million, the highest in absolute terms of all our operations, in Mexico 1.2 million, and in Argentina 768 thousand. Peru showed very rapid subscriber growth, 75.5% year-on-year, which resulted in almost half a million net additions.

• Revenues in the second quarter totaled 75.4 billion pesos. They were up 29.3% year-on-year, and 11.7% relative to the previous quarter, as service revenues grew 33.0% in annual terms and almost 10% sequentially.

• In the six months through June, revenues amounted to 142.8 billion pesos, 28.8% above those registered in the first semester of 2006, driven by service revenues, which increased by 32.0% year-on-year.

• EBITDA for the quarter was 30.8 billion pesos, 45.2% higher than in the second quarter of 2006, and 6.8% above the previous quarter. Our EBITDA margin for the period stood at 40.9%, exceeding by 4.5 percentage points last year’s figure. In the first semester, EBITDA came in at 59.6 billion pesos, which represents an annual increase of 48.1% .

• An operating profit of 21.8 billion pesos was obtained in the quarter, up 52.0% year-on-year, which translated into a 14.7 billion pesos net profit in the quarter, 30.6% higher than the one observed a year before. For the first half of the year our net profit totaled 30.5 billion pesos, up 41.1% relative to last year.

• Our net debt came down by 9.2 billion constant pesos in the quarter, to 75.1 billion pesos. In the six months to June our capital expenditures and share buy backs, 10.0 billion pesos and 4.1 billion pesos respectively, were fully paid for out of our cash flow, as was just over two thirds of the economic cost associated with the acquisition of Puerto Rico. At the end of June, our net debt was equivalent to 0.69 times EBITDA (proforma, last twelve months).

América Móvil Fundamentals

Constant Mex$

	2Q07	2Q06	Var. %	Jan-Jun’07	Jan-Jun’06	Var. %

EPS (Mex$)*	0.42	0.31	34.0%	0.87	0.60	44.7%
Earning per ADR (US$)**	0.78	0.56	38.9%	1.61	1.06	50.8%
Net Income (millions of Mex$ )	14,742	11,286	30.6%	30,478	21,607	41.0%
EBITDA (millions of Mex$)	30,799	21,208	45.2%	59,626	40,250	48.1%
EBIT (millions of Mex$)	21,836	14,362	52.0%	43,197	27,219	58.7%

Shares Outstanding (billion)	35.16	36.08	-2.5%	35.16	36.08	-2.5%
ADRs Equivalent (billions)	1.76	1.80	-2.3%	1.76	1.81	-2.8%

* Net Income / Total Shares outstanding
** 20 shares per ADR

Relevant Events

América Móvil was ranked as the No. 2 company in the most recent Business Week Infotech 1000 Survey, which ranks firms in the information technologies sector on the basis of their total revenues, revenue growth, shareholder returns and return on equity.

América Móvil’s Subsidiaries & Affiliates as of June 2007

Country	Company	Business	Equity	Consolidation
			Participation	Method

Subsidiaries
- Mexico	Telcel	wireless	100.00%	Global Consolidation Method
- Argentina	CTI Móvil	wireless	100.00%	Global Consolidation Method
- Brazil	Claro	wireless	100.00%	Global Consolidation Method
- Chile	Claro	wireless	100.00%	Global Consolidation Method
- Colombia	Comcel	wireless	99.40%	Global Consolidation Method
- Dominicana	Claro	wireless, wireline	100.00%	Global Consolidation Method
- Ecuador	Conecel	wireless	100.00%	Global Consolidation Method
- El Salvador	Claro	wireless, wireline	95.80%	Global Consolidation Method
- Guatemala	Claro	wireless, wireline	99.20%	Global Consolidation Method
- Honduras	Claro	wireless	100.00%	Global Consolidation Method
- Nicaragua	Claro	wireless, wireline	99.30%	Global Consolidation Method
- Paraguay	CTI Móvil	wireless	100.00%	Global Consolidation Method
- Peru	Claro	wireless	100.00%	Global Consolidation Method
- Puerto Rico	Claro	wireless, wireline	100.00%	Global Consolidation Method
- Uruguay	CTI Móvil	wireless	100.00%	Global Consolidation Method
- U.S.A.	Tracfone	wireless	98.20%	Global Consolidation Method
Affiliate
- Mexico	Telvista	other	44.60%	Equity Method

Subscribers

América Móvil added 6 million subscribers in the second quarter, somewhat more than the organic net additions obtained the previous quarter. Through June, we added 12.5 million subscribers, including the ones incorporated with the acquisition of Puerto Rico. Our subscriber base reached 137.2 million and was up 24.3% relative to the year before. Together with 3.8 million fixed lines, we had a total of 141 million lines at the end of June.

Although with over 80% penetration, Argentina continues to grow quite rapidly. We added 768 thousand subscribers in the quarter, bringing to 1.6 million the number of net subscriber gains in the first six months of 2007, a figure that exceeded by 13.9% the one obtained a year before. Our subscriber base in Argentina reached 11.7 million, after expanding by 45.2% from a year before and 7.0% over the previous quarter.

In the second quarter net subscriber additions in Brazil were the highest in absolute terms amongst our operations, at 1.6 million. Through June, our net adds in Brazil topped 2.4 million, 3.5% above the previous year’s figure, bringing to 26.3 million our subscriber base in that country. The latter figure represents a 25.3% year-on-year increase.

In Mexico we finished June with 46.1 million subscribers—17.8% more than the previous year—having obtained 1.2 million clients in the second quarter and 2.9 million subscribers through June.

As regards Colombia, our operations there added 565 thousand in the second quarter and 1.1 million in the six months to June. By the end of that month, we had 20.6 million subscribers in Colombia, 14.7% more than in the same period of 2006.

Net additions in Peru stood at almost half a million subscribers in the second quarter—82.6% more than in the second quarter of 2006—bringing the number for the first semester to 988 thousand. Peru had 4.4 million subscribers at the end of June, 75.5% more than a year before and 12.8% more than the previous quarter. In Ecuador net additions of 247 thousand clients in the second quarter and 559 thousand in the first six months of 2007 brought to 6.2 million the number of our subscribers in that country. This represents a 29.0% year on year increase.

In Chile, we added 144 thousand subscribers in the second quarter, bringing our net adds through June to 322 thousand, 174.5% above those obtained in the first semester of 2006. Our Chilean subscriber base, 2.7 million at the end of June, had expanded by 34.6% over the last twelve months.

In Central America, our combined operations added 454 thousand wireless subscribers in the second quarter, slightly more than in the same period the previous year, and 897 thousand in the semester. We reached a combined subscriber base of 6.8 million at the end of June, 40.4% more a year before. Nicaragua is the country where we are growing at the fastest pace within Central America, 114.6% in annual terms.

Subscribers as of June 2007

Thousands

			Total(1)

Country	Jun'07	Mar'07	Var.%	Jun'06	Var.%

Mexico	46,114	44,946	2.6%	39,150	17.8%

Brazil	26,252	24,608	6.7%	20,949	25.3%

Argentina	11,695	10,927	7.0%	8,054	45.2%
Chile	2,694	2,550	5.6%	2,001	34.6%
Paraguay	444	420	5.7%	296	50.0%
Uruguay	596	527	13.1%	269	121.6%

Colombia	20,607	20,042	2.8%	17,970	14.7%
Ecuador	6,216	5,969	4.1%	4,819	29.0%
Peru	4,357	3,861	12.8%	2,483	75.5%

El Salvador	1,426	1,339	6.5%	1,056	35.0%
Guatemala	2,979	2,779	7.2%	2,527	17.9%
Honduras	927	834	11.2%	569	62.9%
Nicaragua	1,440	1,366	5.4%	671	114.6%
Puerto Rico	574	564	1.8%	516	11.2%
Dominican Republic	2,339	2,267	3.2%	2,080	12.5%

U.S.A.	8,576	8,229	4.2%	7,014	22.3%

Total Wireless	137,236	131,228	4.6%	110,424	24.3%

El Salvador	837	839	-0.2%	824	1.6%
Guatemala	1,015	1,009	0.6%	973	4.3%
Nicaragua	262	266	-1.5%	250	4.8%
Puerto Rico	971	981	-1.0%	1,067	-9.0%
Dominican Republic	739	735	0.5%	736	0.4%

Total Fixed	3,824	3,830	-0.2%	3,850	-0.7%

Total Lines	141,060	135,058	4.4%	114,274	23.4%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. Total wireless historical data does not include recent acquisitions.

In the Caribbean we obtained 82 thousand new clients in the second quarter. As of June, we had a total of 2.9 million subscribers in the region.

Tracfone, our operation in the US, gained 347 thousand subscribers in the second quarter, to reach a total of 8.6 million subscribers, 680 thousand more than at the end of 2006. Tracfone’s subscriber base is up 22.3% on a year before.

With our recent acquisition in Puerto Rico we added 971 thousand landlines, to reach a total of 3.8 million.

América Móvil Consolidated Results

América Móvil’s consolidated revenues totaled 75.4 billion pesos in the second quarter of the year, bringing to 142.8 billion the figure for the first half of 2007. The quarter’s numbers were up 29.3% with respect to the same period the year before and 11.7% relative to the previous quarter. The sequential increase reflects, among other things, the incorporation of our Puerto Rican operations, which were consolidated in América Móvil beginning in April. Excluding the revenues from that operation, the annual increase in revenues is 23.7% and the sequential one 6.9%.

Service revenues rose 33% annually and nearly 10% sequentially. In Brazil and Argentina service revenue growth was fairly robust.

America Movil's Income Statement (in accordance with Mexican GAAP)
Millions of constant Mex$

	2Q07	2Q06	Var.%	Jan - Jun 07	Jan - Jun 06	Var.%

Service Revenues	64,658	48,626	33.0%	123,534	93,576	32.0%
Equipment Revenues	10,692	9,641	10.9%	19,268	17,331	11.2%

Total Revenues	75,350	58,267	29.3%	142,802	110,907	28.8%

Cost of Service	14,872	10,681	39.2%	28,194	20,836	35.3%
Cost of Equipment	17,061	15,850	7.6%	31,155	29,005	7.4%
Selling, General & Administrative Expenses	12,617	10,529	19.8%	23,827	20,816	14.5%

Total Costs and Expenses	44,551	37,059	20.2%	83,176	70,657	17.7%

EBITDA	30,799	21,208	45.2%	59,626	40,250	48.1%
% of Total Revenues	40.9%	36.4%		41.8%	36.3%

Depreciation & Amortization	8,963	6,846	30.9%	16,430	13,031	26.1%

EBIT	21,836	14,362	52.0%	43,197	27,219	58.7%
% of Total Revenues	29.0%	24.6%		30.2%	24.5%

Net Interest Expense	1,474	1,018	44.7%	2,779	2,157	28.8%
Other Financial Expenses	798	-474	268.2%	1,131	-591	291.4%
Foreign Exchange Loss	-1,712	501	n.m.	-2,503	-718	-248.5%
Monetary Result	-517	-253	-104.7%	-1,674	-1,062	-57.6%

Comprehensive Financing Cost (Income)	42	793	-94.7%	-267	-214	-24.8%

Other Income and Expenses	913	-953	195.8%	1,128	-946	219.2%
Income & Deferred Taxes	6,128	3,239	89.2%	11,818	6,771	74.5%

Net Income before Minority Interest and Equity	14,753	11,283	30.7%	30,518	21,608	41.2%
Participation in Results of Affiliates
minus
Equity Participation in Results of Affiliates	23	12	91.5%	40	34	17.2%
Minority Interest	-34	-10	-238.2%	-80	-35	-130.5%

Net Income	14,742	11,285	30.6%	30,478	21,607	41.1%
*n.m. = not meaningful
*n.m. = not meaningful

Balance Sheet (in accordance with Mexican GAAP)*
América Móvil Consolidated
Millions of Constant Mex$

	Jun'07	Dec'06	Var.%	Jun'06	Var.%		Jun'07	Dec'06	Var.%	Jun'06	Var.%

Current Assets						Current Liabilities
Cash & Securities	17,484	43,742	-60.0%	43,492	-59.8%	Short Term Debt**	8,862	25,423	-65.1%	12,365	-28.3%
Accounts Receivable	43,499	41,147	5.7%	31,249	39.2%	Accounts Payable	65,330	61,747	5.8%	63,072	3.6%
Other Current Assets	6,803	5,043	34.9%	5,844	16.4%	Other Current Liabilities	29,842	35,277	-15.4%	20,419	46.1%

Inventories	17,220	19,463	-11.5%	14,983	14.9%		104,034	122,447	-15.0%	95,857	8.5%

	85,006	109,395	-22.3%	95,568	-11.1%

Long-Term Assets
Plant & Equipment	149,739	138,773	7.9%	127,990	17.0%
Investments in Affiliates	579	563	n.m.	616	n.m.	Long-Term Liabilities
						Long Term Debt	83,723	86,351	-3.0%	76,861	8.9%
Deferred Assets						Other Liabilities	13,858	3,573	287.9%	3,780	266.6%

Goodwill (Net)	43,989	25,903	69.8%	12,363	255.8%		97,581	89,924	8.5%	80,642	21.0%
Brands, Patents & Licenses	41,861	39,607	5.7%	42,378	-1.2%
Deferred Assets	11,294	8,446	33.7%	8,724	29.4%
						Shareholder's Equity	130,852	110,315	18.6%	111,142	17.7%

Total Assets	332,467	322,687	3.0%	287,641	15.6%	Total Liabilities and Equity	332,467	322,687	3.0%	287,641	15.6%

* This presentation conforms with that of América Móvil's audited financial statements
** Includes current portion of Long Term Debt

EBITDA stood at 30.8 billion pesos in the second quarter and nearly 60 billion pesos in the first half of the year, having expanded at annual rates of 45.2% and 48.1% respectively. Puerto Rico contributed 1.2 billion pesos to the consolidated EBITDA number. The EBITDA margin came in at 40.9% in the second quarter, but would have been 41.1% if the Puerto Rican operation had not been included.

After depreciation and amortization charges that represented 11.9% of revenues, an operating profit of 21.8 billion pesos was obtained in the quarter, itself equivalent to 29.0% of revenues. It was up 52.0% over the previous year.

Gains derived from foreign exchange movements and from the inflationary erosion of the net debt position of the company almost fully compensated our net interest and financial expenses. The foreign exchange gains resulted from the depreciation of the U.S. dollar vis-à-vis various Latin American currencies, including the Mexican peso. The comprehensive financing cost in the quarter, 42 million pesos, was negligible in relation to our revenues.

We generated a net profit of 14.7 billion pesos in the quarter, 30.6% higher than the one observed a year before, to finish the first half of the year with 30.5 billion pesos in net profits. This amount is equivalent to 21.3% of our revenues in the period.

Financial Debt of América Móvil*

Millions of U.S. dollars

	Jun’07	Jun’06

Peso - denominated debt	2,042	1,673
Bonds and other securities	1,716	1,342
Banks and others	325	331
U.S. Dollar - denominated debt	5,478	5,315
Bonds and other securities	3,293	3,093
Banks and others	2,185	2,222
Debt denominated in other currencies	1,001	538
Bonds and other securities	460	342
Banks and others	541	196
Total debt	8,521	7,526
Short-term debt and current portion of long-term debt	816	1,043
Long-term debt	7,705	6,483

* This table does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure

Our net debt came down by 9.2 billion pesos in the quarter, to 75.1 billion pesos, although at the end of June it was still 7.1 billion pesos higher than in December. Our capital expenditures in the semester, 10.0 billion pesos, as well as our share buybacks, 4.1 billion pesos, were fully paid for out of the cash flow we generated in the six months to June, as was just over two thirds of the overall economic cost associated with the acquisition of Puerto Rico. At the end of June, our net debt was equivalent to 0.69 times EBITDA (proforma, last twelve months).

Mexico

We ended June with 46.1 million subscribers in Mexico, after adding 1.2 million subscribers in the second quarter and 2.9 million in the first half of the year. Our superior coverage and quality of service has enabled us to keep on rising our postpaid subscriber base at a brisk pace.

In the second quarter, our Mexican revenues surpassed 30 billion pesos for the first time, bringing to 59.3 billion pesos the total for the first half of the year. They were up 4.0% on the previous quarter and 12.6% year-on-year. Blended ARPU was roughly flat over the previous quarter, but is down 5.2% in real terms year-on-year (practically flat in nominal terms), supported by MOUs that are up 17.1% over the previous year. This figure reflects increases in traffic per user both in the prepaid and in the postpaid segments.

The increase in traffic has been driven by reductions in our prices per minute, which have fallen by nearly 20% in the last twelve months and by approximately 40% since the second quarter of 2004, to 1.18 pesos per minute (voice). Based on Merrill Lynch’s latest Wireless Matrix, with figures through the first quarter of 2007, Telcel’s average revenue per minute (ARPM) ranks, together with those of Finland and Korea, as the lowest within the OECD countries after the U.S.

In looking solely at the prepaid segment of the market—which represents 93% of the total in the case of Telcel—the average price per minute of Telcel is considerably lower than the one seen both in the United States and Canada, according to recent data from various operators in those countries.

EBITDA rose 20.6% in annual terms, to 16.4 billion pesos. This figure was equivalent to 54.3% of revenues, a slightly higher margin than the one observed the previous quarter.

INCOME STATEMENT
Mexico
Millions of Constant Mex$

	2Q07	2Q06	Var. %	Jan - Jun 07	Jan - Jun 06	Var. %

Revenues	30,215	26,838	12.6%	59,268	52,124	13.7%
EBITDA	16,418	13,616	20.6%	32,127	26,266	22.3%
%	54.3%	50.7%		54.2%	50.4%
EBIT	14,461	11,765	22.9%	28,218	22,708	24.3%
%	47.9%	43.8%		47.6%	43.6%

Mexico´s Operating Data

	2Q07	2Q06	Var.%

Wireless Subscribers (thousands)	46,114	39,150	17.8%
Postpaid	3,387	2,675	26.6%
Prepaid	42,727	36,475	17.1%
MOU	130	111	17.1%
ARPU (Constant Mex$)	184	194	-5.2%
Churn (%)	3.3%	3.0%	0.34

Argentina, Uruguay and Paraguay

Revenues in Argentina, Uruguay and Paraguay reached a combined 1.3 billion Argentinean pesos in the second quarter, having increased nearly 30% from a year before and 4.4% over the previous quarter. Service revenues have expanded at a similar pace to that of total revenues.

The combined subscriber base grew at the fastest rate amongst the major countries in the region 47.8% year-on-year and 7.3% quarter-over-quarter.

EBITDA totaled 361 million Argentinean pesos in the second quarter. It is rising twice as rapidly as revenues, even in the face of the rapid pace of subscriber growth. The EBITDA margin increased 5.4 percentage points relative to the year before, to 26.9%, although it is still held back somewhat by subscriber acquisition costs.

INCOME STATEMENT
Argentina, Paraguay & Uruguay
Millions of ARP$

	2Q07	2Q06	Var. %	Jan - Jun 07	Jan - Jun 06	Var. %

Revenues	1,341	1,034	29.7%	2,625	1,998	31.4%
EBITDA	361	222	62.5%	694	429	61.8%
%	26.9%	21.5%		26.4%	21.5%
EBIT	264	149	77.0%	501	290	72.5%
%	19.7%	14.4%		19.7%	14.5%

Argentina, Paraguay & Uruguay Operating Data

	2Q07	2Q06	Var.%

Wireless Subscribers (thousands)	12,735	8,618	47.8%
Postpaid	1,443	884	63.2%
Prepaid	11,293	7,734	46.0%
MOU	121	135	-10.4%
ARPU (ARG$)	30	34	-12.0%
Churn (%)	2.3%	1.9%	0.42

Brazil

Subscriber growth reaccelerated in Brazil, with net additions of 1.6 million subscribers in the second quarter. These were 9.4% higher than the ones seen a year before, and represented a 6.7% sequential increase in the subscriber base.

At 2.4 billion reais, second quarter revenues rose 14.6% year-on-year and 12.8% in the quarter. The latter figure reflects the greater equipment sales that accompanied faster subscriber growth in the second quarter, typically a strong quarter in Brazil because of the commercial promotions launched around Mother’s Day.

Service revenues were up 18.6% with respect to the previous year. In the six months to June, revenues totaled 4.6 billion reais, 17.6% more than a year before. Blended ARPU was flat quarter-over-quarter at 27 reais, but was actually 14.4% higher than a year before.

EBITDA came in at 601 million reais in the quarter. It was 2.5 times higher than the one seen a year before and resulted in an EBITDA margin of 24.7%, which is greater by 13.2 percentage points than the one registered in the same period of 2006 in spite of the acceleration of subscriber growth and the corresponding impact on subscriber acquisition costs. For the first half of the year, EBITDA totaled 1.2 billion reais; it was equivalent to 26.0% of revenues and was also 2.5 times the EBITDA seen a year before.

INCOME STATEMENT
Brazil
Millions of R$

	2Q07	2Q06	Var. %	Jan - Jun 07	Jan - Jun 06	Var. %

Revenues	2,431	2,121	14.6%	4,586	3,901	17.6%

EBITDA	601	245	145.5%	1,192	483	146.8%
%	24.7%	11.5%		26.0%	12.4%

EBIT	174	-157	211.0%	342	-313	209.4%
%	7.2%	-7.4%		7.5%	-8.0%

Brazil´s Operating Data

	2Q07	2Q06	Var.%

Wireless Subscribers (thousands)	26,252	20,949	25.3%
Postpaid	4,781	3,485	37.2%
Prepaid	21,471	17,464	22.9%
MOU	70	66	5.7%
ARPU (R$)	27	24	14.4%
Churn (%)	2.4%	2.3%	0.12

Chile

Our subscriber base in Chile increased by 34.6% relative to the previous year, reaching 2.7 million wireless clients after net additions of 322 thousand subscribers in the first six months of 2007. Most of the growth came from our postpaid subscriber base.

Revenues came in at 64.7 billion Chilean pesos in the second quarter and 131.4 billion Chilean pesos in the first six months of the year, 57.4% higher than in the first semester of 2006. We registered negative EBITDA for the second quarter given the strong growth we are facing in the market and the effort related to completing the deployment of our nationwide GSM network.

Given that we have been adding more heavy-usage subscribers, MOUs came up 15.8% on an annual basis, and blended ARPUs were up 13.5% year-on-year.

INCOME STATEMENT
Chile
Millions of P$

	2Q07	2Q06	Var. %	Jan - Jun 07	Jan - Jun 06	Var. %

Revenues	64,719	40,776	58.7%	131,421	83,506	57.4%
EBITDA	-9,797	7,260	-235.0%	-8,670	14,662	-159.1%
%	-15.1%	17.8%		-6.6%	17.6%
EBIT	-17,028	448	n.m.	-23,093	1,618	n.m.
%	-26.3%	1.1%		-17.6%	1.9%

n.m. Not meaningful

Chile´s Operating Data

	2Q07	2Q06	Var.%

Wireless Subscribers (thousands)	2,694	2,001	34.6%
Postpaid	568	288	97.5%
Prepaid	2,126	1,713	24.1%
MOU	146	126	15.8%
ARPU (Chilean$)	7,358	6,480	13.5%
Churn (%)	3.6%	2.2%	1.38

Colombia

Colombia’s subscriber base reached 20.6 million at the end of June, up 14.7% on the previous year, after net additions of 1.1 million subscribers in the first six months of the year.

Second quarter revenues, at 1.3 trillion Colombian pesos, were up 21.9% year-on-year. They brought to 2.7 trillion the revenues figure for the first half of the year, which was 25.9% higher than the one seen a year before. Service revenues have been growing roughly in line with total revenues. Blended ARPU was up 2.6% on an annual basis driven by an 9.1% increase in MOU.

As regards second quarter EBITDA, it totaled 660 billion Colombian pesos and was nearly double the one registered the previous year. Through June, EBITDA totaled 1.3 trillion Colombian pesos, slightly more than twice the figure for the first half of 2006. The EBITDA margin, 48.9% in the second quarter, was 18.5 percentage points higher than the one seen a year before.

INCOME STATEMENT
Colombia
Billions of COP$

	2Q07	2Q06	Var. %	Jan - Jun 07	Jan - Jun 06	Var. %

Revenues	1,349	1,106	21.9%	2,698	2,143	25.9%
EBITDA	660	336	96.4%	1,311	620	111.4%
%	48.9%	30.4%		48.6%	28.9%
EBIT	512	193	165.2%	1,012	340	197.6%
%	37.9%	17.4%		37.5%	15.9%

Colombia´s Operating Data

	2Q07	2Q06	Var.%

Wireless Subscribers (thousands)	20,607	17,970	14.7%
Postpaid	3,061	2,493	22.8%
Prepaid	17,546	15,477	13.4%
MOU	117	107	9.1%
ARPU (COP$)	19,385	18,895	2.6%
Churn (%)	2.2%	1.4%	0.77

Ecuador

In Ecuador, our subscriber base rose 29.0% year-on-year to 6.2 million in June, after adding 559 thousand new clients in the first six months of 2007.

Second quarter revenues stood at 218 million dollars, 24.8% more than in the same period of 2006. Service revenues increased 2.5% on a quarterly basis and 27.7% year-over-year. Blended ARPUs showed a slight decline as a result of still solid subscriber growth. In the first six months, revenues amounted to 428 million dollars, which represents an annual growth rate of 24.7%, driven by service revenue growth of 30.9%.

In the second quarter we generated 92 million dollars of EBITDA reflecting an increase of 73.9% year-on-year, while the margin came in at 42.5%. In the first semester EBITDA almost doubled as compared to the previous year, to reach 181 million dollars, or 42.3% of revenues.

INCOME STATEMENT
Ecuador
Millions of US$

	2Q07	2Q06	Var. %	Jan - Jun 07	Jan - Jun 06	Var. %

Revenues	218	174	24.8%	428	344	24.7%

EBITDA	92	53	73.9%	181	93	94.9%
%	42.5%	30.5%		42.3%	27.1%

EBIT	68	36	91.1%	135	59	126.7%
%	31.3%	20.4%		31.4%	17.3%

Ecuador´s Operating Data

	2Q07	2Q06	Var.%

Wireless Subscribers (thousands)	6,216	4,819	29.0%
Postpaid	677	526	28.6%
Prepaid	5,539	4,293	29.0%
MOU	58	58	-0.3%
ARPU (US$)	9	10	-2.3%
Churn (%)	3.4%	3.7%	(0.37)

Peru

Coming from one of the lowest levels of wireless penetration in Latam, Peru is now experiencing very solid subscriber growth. After adding 496 thousand clients in the second quarter, our subscriber base reached 4.4 million at the end of June, which represents a 12.9% sequential increase and a 75.5% increase over the previous year.

Second quarter revenues reached 427 million soles, 43.4% more than those obtained in the second quarter of 2006, and 5.4% above those of the previous quarter. In the six months to June, revenues totaled 833 million soles; they were up 40.5% year-on-year. Driven by lower pricing, MOUs rose 21.1% sequentially and 22.8% annually.

In spite of the strong subscriber growth, EBITDA for the quarter, 138 million soles, was up 41.8% year-on- year. The EBITDA margin was 32.2%, similar to the one observed in the second quarter of 2006. Through June, we generated 272 million soles of EBITDA, 42.8% more than in the first semester of last year. Our margin for the semester was slightly higher than a year ago, at 32.7%.

INCOME STATEMENT
Peru
Millions of Soles

	2Q07	2Q06	Var. %	Jan - Jun 07	Jan - Jun 06	Var. %

Revenues	427	298	43.4%	833	592	40.5%

EBITDA	138	97	41.8%	272	191	42.8%
%	32.2%	32.6%		32.7%	32.2%

EBIT	88	48	83.0%	174	93	86.3%
%	20.6%	16.1%		20.9%	15.7%

Peru´s Operating Data

	2Q07	2Q06	Var.%

Wireless Subscribers (thousands)	4,357	2,483	75.5%
Postpaid	415	256	61.7%
Prepaid	3,942	2,226	77.1%
MOU	82	67	22.8%
ARPU (Sol)	28	36	-21.1%
Churn (%)	2.3%	2.1%	0.11

Central America

Net additions in Central America exceeded those obtained in 2006, after adding 454 thousand subscribers in the second quarter and 897 thousand through June. The combined subscriber base of our Central American operations climbed to 6.8 million; it increased 7.2% over the quarter and 40.4% in the last twelve months.

Revenues in the second quarter totaled 369 million dollars and 739 million in the first half of the year. EBITDA for the quarter came in at 191 million dollars, 51.6% of total revenues. For the six months through June, EBITDA totaled 382 million dollars, slightly above last year, and the margin stood at 51.8%.

INCOME STATEMENT
Central America Consolidated
Millions of US$

	2Q07	2Q06	Var. %	Jan - Jun 07	Jan - Jun 06	Var. %

Revenues	369	367	0.5%	738	728	1.4%

EBITDA	191	189	0.7%	382	375	1.9%
%	51.6%	51.5%		51.8%	51.5%

EBIT	125	132	-4.9%	251	259	-3.2%
%	33.9%	35.8%		34.0%	35.6%

Central America's Operating Data(1)

	2Q07	1Q07	Var.%	2Q06	Var.%

Wireless Subscribers (thousands)	6,771	6,318	7.2%	4,822	40.4%
Postpaid	395	376	5.0%	323	22.1%
Prepaid	6,376	5,942	7.3%	4,499	41.7%
Fixed Lines (thousands)	2,179	2,178	0.1%	2,045	6.6%

Total Lines (Wireless + Fixed, 000's)	8,950	8,496	5.3%	6,867	30.3%
MOU(2)	133	134	-1.1%	156	-15.1%
ARPU (US$)	8	9	-6.7%	11	-23.6%
Churn (%) (2)	1.1%	0.9%	0.28	0.8%	0.32

(1) Operating indicators group Guatemala, Nicaragua, El Salvador and Honduras data. Historical data previously calculated on a weighted average basis has been made to conform to the new standard.
(2) Wireless data only.

Caribbean

Our operations in the Dominican Republic and Puerto Rico reached a total of 2.9 million wireless subscribers and 1.7 million fixed lines.

Revenues amounted to 539 million dollars, and EBITDA for the quarter was 210 million dollars. The EBITDA margin for the period stood at 39.0%.

Both operations have already adopted the Claro brand, with the Dominican Republic having already launched GSM services and Puerto Rico in the process of rolling out its GSM network.

INCOME STATEMENT
The Caribbean
Millions of US$

	2Q07	2Q06	Var. %	Jan - Jun 07	Jan - Jun 06	Var. %

Revenues	539	541	-0.3%	1,080	1,086	-0.6%

EBITDA	210	222	-5.1%	424	431	-1.7%
%	39.0%	40.9%		39.3%	39.7%

EBIT	120	130	-7.5%	245	253	-3.2%
%	22.3%	24.1%		22.7%	23.3%

* Puerto Rico consolidates with América Movil since April 1st 2007

Caribbean´s Operating Data*

2Q07

Wireless Subscribers (thousands)	2,913
Postpaid	724
Prepaid	2,189
Fixed Lines (thousands)	1,710

Total Lines (Wireless + Fixed, 000's)	4,623
MOU(2)	304
ARPU (US$)(2)	17
Churn (%)(2)	4.2%

(2) wireless data only

United States

Tracfone registered 680 thousand net additions in the first semester, of which 347 thousand were added in the second quarter. Our subscriber base, 8.6 million, grew 4.2% sequentially and 22.3% in annual terms. MOUs remained practically unchanged over the quarter but picked up 5.5% relative to last year, as prices came down by 12.8%

In the second quarter, revenues were 343 million dollars, up 3.7% year-on-year driven by service revenue growth of 10.1% . In the first six months, we generated revenues of 694 million dollars, an annual increase of 8.5% .

Tracfone’s EBITDA in the second quarter was 30 million dollars, slightly above last year’s figure despite the significant increase of net adds. The EBITDA margin for the quarter was 8.6% identical to the one observed in 2006. In the six-months through June, EBITDA amounted to 98 million dollars, having more than tripled year-on year. For the semester, the EBITDA margin was 14.1%, 9.6 percentage points higher than a year before.

INCOME STATEMENT
United States
Millions of US$

	2Q07	2Q06	Var. %	Jan - Jun 07	Jan - Jun 06	Var. %

Revenues	343	330	3.9%	694	639	8.7%
EBITDA	30	28	4.8%	98	29	239.2%
%	8.7%	8.6%		14.2%	4.5%
EBIT	24	23	1.8%	87	19	371.0%
%	7.0%	7.1%		12.6%	2.9%

United States´ Operating Data

	2Q07	2Q06	Var.%

Wireless Subscribers (thousands)	8,576	7,014	22.3%
MOU	69	65	5.5%
ARPU (US$)	12	13	-7.9%
Churn (%)	4.7%	6.1%	(1.34)

Glossary of Terms

ARPU - Average Revenue per User The ratio of service revenues in a given period to the average number of wireless subscribers in the same period It is presented on a monthly basis

Capex - Capital Expenditure Accrued capital expenditures related to the expansion of the telecommunications infrastructure

Chumn - Disconnection Rate The ratio of wireless subscribers disconnected duning a given period to the number of wireless subscribers at the beginning of that period,

EBIT - Earnings Before Interest and Taxes, also known as Operating Profit EBIT margin - The ratio of EBIT to total operating revenue EB3ITDA - Earnings Before Interest, Taxes, Depreciation, and Amortization. EBITDA margin - The ratio of EBITDA to total operating revenue

EDGE - Enhanced Data rates for GSM Evolution. A technology that gives GSM the capacity to handle data services for the third generation mobile telephony

EPS (Mexican pesos) - Earmings per share Total earnings in Mexican pesos divided by total shares. Earnings per ADR (US$) - Total earnings in US, dollars divided by total ADRs equivalent, Equity subscribers - Subscribers weighted by the economic interest held in each company

GSM - Global System for Mobile communications It is the world's leading and fastest growing mobile standard,

GPRS - General Packet Radio Service Enables GSM networks to offer higher capacity, Internet-based-content and packet-based data services. It is a second generation technology

Gross additions - Total number of subscribers acquired during the period

Licensed pops - Licensed population. Population covered by the licenses that each of the companies manage

Market share - A company's subscriber base divided by the. total number of subscribers in that country

MOD - Minutes of Use per subscriber The ratio of wireless traffic in a given period to the average number of wireless subscribers mn that same period It is presented on a monthily basis.

Net subscriber additions - The difference in the subscriber base from one period to another It is the different between gross~ additions and disconnections.

Net debt - Total short and long term debt minus cash and marketable securities,

Net debt / EBITDA -T'Ihe ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid - Subscriber that may purchase airtiime to recharge a cellular phione The client does not hold a contract with the company for voice and data services

Postpaid - Subscriber that has a contract for the use of airtime The client has no need of activating airtime, it is done so immediately

Push-to-talk - Enables compatible mobile phonies to function like two-way radios

SMS - Short Message Service

SAC - Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation, H-andset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration - The ratio of total wireless subscribers in any given country divided by the total population in that country

Exchange Rates

	2Q07	2Q06	Var.%	Jan - Jun 07	Jan - Jun 06	Var.%

Mexico
EoP	10.87	11.40	-4.7%	10.87	11.40	-4.7%
Average	10.79	11.21	-3.8%	10.97	10.92	0.5%

Brazil
EoP	1.93	2.16	-11.0%	1.93	2.16	-11.0%
Average	1.96	2.18	-10.1%	2.03	2.18	-6.8%

Argentina
EoP	3.09	3.09	0.2%	3.09	3.09	0.2%
Average	3.09	3.07	0.4%	3.09	3.07	0.7%

Chile
EoP	527	539	-2.3%	527	539	-2.3%
Average	526	529	-0.5%	534	526	1.5%

Colombia
EoP	1,958	2,633	-25.6%	1,958	2,633	-25.6%
Average	2,000	2,497	-19.9%	2,106	2,382	-11.6%

Guatemala
EoP	7.72	7.61	1.4%	7.72	7.61	1.4%
Average	7.68	7.60	1.1%	7.70	7.60	1.2%

Honduras
EoP	19.03	19.03	0.0%	19.03	19.03	0.0%
Average	19.03	19.03	0.0%	19.03	19.03	0.0%

Nicaragua
EoP	18.44	17.57	5.0%	18.44	17.57	5.0%
Average	18.37	17.49	5.0%	18.26	17.39	5.0%

Peru
EoP	3.17	3.27	-2.9%	3.17	3.27	-2.9%
Average	3.17	3.29	-3.6%	3.18	3.30	-3.7%

Paraguay
EoP	5,140	5,620	-8.5%	5,140	5,620	-8.5%
Average	5,097	5,743	-11.3%	5,132	5,908	-13.1%

Uruguay
EoP	23.97	23.87	0.4%	23.97	23.87	0.4%
Average	24.00	23.86	0.6%	24.13	24.04	0.3%

Dominican
EoP	33.40	n.a.	n.a.	33.40	n.a.	n.a.
Average	32.82	n.a.	n.a.	33.00	n.a.	n.a.

For further information please visit our website at:

http://www.americamovil.com

Legal Disclaimer

América Móvil, S.A. de C.V. (the “Company”) quarterly reports and all other written materials may from time to time contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like “believe”, “anticipate”, “expect”, “envisages”, “will likely result”, or any other words or phrases of similar meaning.  Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report.  In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this document or for any consequential, special or similar damages.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2007

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos García Moreno
Name: Title:	Carlos García Moreno Chief Financial Officer